FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement Nos. 333-268718 and 333-268718-01 Dated December 13, 2024

Contingent Income Auto-Callable Securities due December 23, 2027

Securities Based on the Worst Performing of the Class A Common Stock of Alphabet Inc., the Common Stock of Amazon.com, Inc. and the Common Stock of Apple Inc.

Fully and Unconditionally Guaranteed by Bank of America Corporation

Principal at Risk Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

The securities do not guarantee the repayment of principal and do not provide for the regular payment of interest. Investors will not participate in any appreciation of any underlying stock. The securities are for investors who are willing to risk their principal and seek an opportunity to earn contingent quarterly coupon payments at a potentially above-market rate in exchange for the risk of receiving few or no contingent quarterly coupons over the 3-year term of the securities. Investors will not participate in any appreciation of any underlying stock. The securities are our senior debt securities. Any payments on the securities are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). The securities are issued as part of BofA Finance LLC’s (“BofA Finance”) “Medium-Term Notes, Series A” program.

SUMMARY TERMS
Issuer:	BofA Finance
Guarantor:	BAC
Underlying stocks:	Alphabet Inc. Class A common stock (Nasdaq Global Select Market symbol: “GOOGL”), Amazon.com, Inc. common stock (Nasdaq Global Select Market symbol: “AMZN”) and Apple Inc. common stock (Nasdaq Global Select Market symbol: “AAPL”).
Stated principal amount:	$1,000.00 per security
Issue price:	$1,000.00 per security
Pricing date:	December 20, 2024
Original issue date:	December 26, 2024 (3 business days after the pricing date).
Maturity date:	December 23, 2027
Early redemption:	If, on any of the first eleven determination dates, the determination closing price of each underlying stock is greater than or equal to its respective initial share price, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date, as set forth under “Determination Dates, Contingent Payment Dates and Early Redemption Dates” below. No further payments will be made on the securities once they have been redeemed.
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly coupon with respect to the related determination date and any previously unpaid contingent quarterly coupons from prior determination dates.
Determination closing price:	For each underlying stock, the closing price of the underlying stock on any determination date other than the final determination date times the adjustment factor on such determination date.
Contingent quarterly coupon:

•         If, on any determination date, the determination closing price or the final share price, as applicable, of each underlying stock is greater than or equal to its respective downside threshold price, we will pay a contingent quarterly coupon of at least $24.00 per security (equal to a rate of at least 2.40% per quarter or at least 9.60% per annum) on the related contingent payment date. The actual contingent quarterly coupon will be determined on the pricing date. If the contingent quarterly coupon is not paid on any contingent payment date (because the determination closing price of any underlying stock on the related determination date is less than its respective downside threshold price), such unpaid contingent quarterly coupon will be paid on a later contingent payment date but only if the determination closing price of each underlying stock on such later determination date is greater than or equal to its respective downside threshold price; provided, however, in the case of any such payment of a previously unpaid contingent quarterly coupon, that no additional amounts shall accrue or be payable in respect of such unpaid contingent quarterly coupon from and after the end of the original quarterly period for such unpaid contingent quarterly coupon. You will not receive such unpaid contingent quarterly coupons if the determination closing price of any underlying stock is less than its respective downside threshold price on each subsequent determination date.

•         If, on any determination date, the determination closing price or the final share price, as applicable, of any underlying stock is less than its respective downside threshold price, no contingent quarterly coupon will be paid with respect to that determination date. It is possible that any underlying stock will remain below its respective downside threshold price for extended periods of time or even throughout the entire 3-year term of the securities so that you will receive few or no contingent quarterly coupons.

Payment at maturity (if not previously automatically called):	If the final share price of each underlying stock is greater than or equal to its respective downside threshold price:	the stated principal amount and the contingent quarterly coupon with respect to the final determination date and any previously unpaid contingent quarterly coupons with respect to the prior determination dates
	If the final share price of any underlying stock is less than its respective downside threshold price:	(i) the stated principal amount multiplied by (ii) the share performance factor of the worst performing underlying stock
Initial share price:	For each underlying stock, the closing price of such underlying stock on the pricing date.
Final share price:	For each underlying stock, the closing price of such underlying stock on the final determination date times the adjustment factor on such date.
Share performance factor:	For each underlying stock, its final share price divided by its initial share price
Worst performing underlying stock:	The underlying stock with the largest percentage decrease from its respective initial share price to its respective final share price
Adjustment factor:	For each underlying stock, 1, subject to adjustment for certain corporate events relating to the respective underlying stock as described in “Description of the Notes — Anti-Dilution Adjustments” beginning on page PS-23 of the accompanying product supplement.
Determination dates:	Quarterly, beginning on March 20, 2025, as set forth under “Determination Dates, Contingent Payment Dates and Early Redemption Dates” below, subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Observation Dates” on page PS-21 of the accompanying product supplement. We also refer to December 20, 2027 as the final determination date.
Contingent payment dates:	Quarterly, beginning March 25, 2025, as set forth under "Determination Dates, Contingent Payment Dates and Early Redemption Dates" below.
Downside threshold level:	60% of the initial share price
CUSIP / ISIN:	09711FFL6 / US09711FFL67
Listing:	The securities will not be listed on any securities exchange.
Estimated value on the pricing date:	Expected to be between $917.50 and $967.50 per $1,000 in principal amount of securities. See “Structuring the securities” in the preliminary pricing supplement.
Preliminary pricing supplement	https://www.sec.gov/Archives/edgar/data/70858/000191870424001762/form424b2.htm

Determination Dates	Contingent Payment Dates / Early Redemption Dates
March 20, 2025	March 25, 2025
June 20, 2025	June 25, 2025
September 22, 2025	September 25, 2025
December 22, 2025	December 26, 2025
March 20, 2026	March 25, 2026
June 22, 2026	June 25, 2026
September 21, 2026	September 24, 2026
December 21, 2026	December 24, 2026
March 22, 2027	March 25, 2027
June 21, 2027	June 24, 2027
September 20, 2027	September 23, 2027
December 20, 2027 (final determination date)	December 23, 2027* (maturity date)

*Denotes that such date is not an “Early Redemption Date”

The pricing date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the securities.

Hypothetical Payment at Maturity (if the securities have not been automatically redeemed)
Change in the Performance of the Underlying Stocks	Payment at Maturity (excluding any contingent quarterly coupon payable at maturity)
+50.00%	$1,000.00
+40.00%	$1,000.00
+30.00%	$1,000.00
+20.00%	$1,000.00
+10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-40.00%	$1,000.00
-41.00%	$590.00
-50.00%	$500.00
-60.00%	$400.00
-70.00%	$300.00
-80.00%	$200.00
-90.00%	$100.00
-100.00%	$0.00

You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, prospectus supplement and prospectus for the securities under “Additional Information about the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

This free writing prospectus is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofAS by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering.

Underlying Stocks

For information about the underlying stocks, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Structure-related Risks

▪	Your investment may result in a loss; there is no guaranteed return of principal.
▪	Your return on the securities is limited to the return represented by the contingent quarterly coupons, if any, over the term of the securities.
▪	The securities are subject to a potential automatic early redemption, which would limit your ability to receive the contingent quarterly coupons over the full term of the securities.
▪	You may not receive any contingent quarterly coupons.
▪	Your return on the securities may be less than the yield on a conventional debt security of comparable maturity.
▪	The contingent quarterly coupon, early redemption payment or payment at maturity, as applicable, will not reflect changes in the prices of the underlying stocks other than on the determination dates.
▪	Because the securities are linked to the worst performing (and not the average performance) of the underlying stocks, you may not receive any return on the securities and may lose a significant portion or all of your investment in the securities even if the determination closing price or the final share price of one underlying stock is greater than or equal to its respective initial share price, as applicable.
▪	Any payments on the securities are subject to our credit risk and the credit risk of the guarantor, and any actual or perceived changes in our or the guarantor’s creditworthiness are expected to affect the value of the securities.
▪	We are a finance subsidiary and, as such, have no independent assets, operations, or revenues.

Valuation- and Market-related Risks

▪	The price to public you pay for the securities will exceed their initial estimated value.
▪	The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your securities in any secondary market (if any exists) at any time.
▪	We cannot assure you that a trading market for your securities will ever develop or be maintained.

Conflict-related Risks

▪	Trading and hedging activities by us, the guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may affect your return on the securities and their market value.
▪	There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.

Underlying Stock-related Risks

▪	The issuers of the underlying stocks (the "Underlying Companies") will have no obligations relating to the securities.
▪	The business activities of us, the Guarantor and any of our other affiliates, including BofAS, relating to the Underlying Companies may create conflicts of interest with you.
▪	The terms of the securities will not be adjusted for all corporate events that could affect the Underlying Companies.

Tax-related Risks

▪	The U.S. federal income tax consequences of an investment in the securities are uncertain, and may be adverse to a holder of the securities.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the Securities—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities, and you should consult your tax adviser.